Exhibit 99.1

NICE Announces Proposed Offering of $225,000,000 of Exchangeable Senior Notes Due 2024

Hoboken, New Jersey, January 10, 2017— NICE Ltd. (NASDAQ: NICE) (the “Company”) announced today that its wholly owned subsidiary, NICE Systems Inc. (“NICE Systems”) intends to offer, subject to market and other considerations, $225,000,000 aggregate principal amount of Exchangeable Senior Notes due 2024 (the “Exchangeable Notes”) in a private placement under the Securities Act of 1933, as amended (the “Securities Act”). The Exchangeable Notes will be general unsecured obligations of NICE Systems, guaranteed by the Company. Subject to satisfaction of certain conditions and during certain periods, the Exchangeable Notes will be exchangeable at the option of holders into (i) cash, (ii) American Depositary Shares (the “ADSs”), each representing one fully paid ordinary share, par value NIS 1.00 per share of the Company or (iii) a combination thereof, at NICE Systems’ election. The Exchangeable Notes will not be redeemable at NICE Systems’ option prior to their maturity date, except in the event of certain tax law changes. The interest rate, exchange rate and other terms of the Exchangeable Notes will be determined at the time of the pricing of the offering.

NICE Systems also intends to grant to the initial purchasers of the Exchangeable Notes an option to purchase up to an additional $33,750,000 aggregate principal amount of the Exchangeable Notes within a 13-day period beginning on, and including, the initial closing date.

NICE Systems intends to use a portion of the net proceeds of the offering to pay the cost of the exchangeable note hedge transactions described below (such cost net of the proceeds received by the Company upon sale of the warrant transactions by the Company described below) and to use the remaining net proceeds of the offering to repay a portion of the outstanding borrowings under the Company’s and NICE Systems’ term loan facility.

In connection with the pricing of the Exchangeable Notes, NICE Systems intends to enter into privately negotiated exchangeable note hedge transactions with one or more of the initial purchasers and/or their respective affiliates (the “option counterparties”). The exchangeable note hedge transactions will cover, subject to customary anti-dilution adjustments substantially similar to those applicable to the Exchangeable Notes, the same number of ADSs that will initially underlie the Exchangeable Notes. The exchangeable note hedge transactions are expected generally to reduce potential dilution to the ADSs and/or offset potential cash payments NICE Systems is required to make in excess of the principal amount, in each case, upon any exchange of the Exchangeable Notes. Concurrently with NICE Systems’ entry into the exchangeable note hedge transactions, the Company intends to enter into warrant transactions with the option counterparties relating to the same number of ADSs, subject to customary anti-dilution adjustments. These warrant transactions could separately have a dilutive effect on the ADSs to the extent that the market price per ADS exceeds the applicable strike price of the warrants on one or more of the applicable expiration dates unless, subject to the terms of the warrant transactions, the Company elects to cash settle the warrants. If the initial purchasers exercise their option to purchase additional Exchangeable Notes, NICE Systems may enter into additional exchangeable note hedge transactions with the option counterparties and the Company may enter into additional warrant transactions with the option counterparties.

In connection with establishing their initial hedges of the exchangeable note hedge transactions and warrant transactions, the option counterparties and/or their respective affiliates have advised NICE Systems that they expect to purchase ADSs or other securities of NICE Systems’ in secondary market transactions and/or enter into various derivative transactions with respect to the ADSs concurrently with or shortly after the pricing of the Exchangeable Notes, including with certain investors in the Exchangeable Notes. This activity could increase (or reduce the size of any decrease in) the market price of ADSs or the Exchangeable Notes at that time. In addition, the option counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the ADSs and/or purchasing or selling ADSs or other securities of NICE Systems’ in secondary market transactions following the pricing of the Exchangeable Notes and prior to the maturity of the Exchangeable Notes (and are likely to do so following exchange of the Exchangeable Notes, during any observation period related to an exchange of the Exchangeable Notes or upon any repurchase or mandatory prepayment of Exchangeable Notes by NICE Systems (whether upon a fundamental change or otherwise)). The effect, if any, of these activities on the market price of ADSs or the Exchangeable Notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could cause or prevent an increase or a decline in the market price of ADSs or the Exchangeable Notes, which could affect the ability of noteholders to exchange Exchangeable Notes and, to the extent the activity occurs following exchange or during any observation period related to an exchange of the Exchangeable Notes, it could affect the amount of cash and/or the number and value of ADSs noteholders receive upon exchange of the Exchangeable Notes.

The offering is being made to qualified institutional buyers pursuant to Rule 144A under the Securities Act. Neither the Exchangeable Notes nor any of the ADSs issuable upon exchange of the Exchangeable Notes have been or are expected to be registered under the Securities Act or under any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

About NICE Ltd.

NICE Ltd. is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. The Company’s solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using the Company’s solutions.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding the expected completion of the offering of the Exchangeable Notes, the Company’s intended use of the net proceeds of the offering and the actions of the option counterparties or their affiliates with respect to the exchangeable note hedge transactions. Such statements are based on the current beliefs, expectations and assumptions of the management of the Company. In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting the Company’s business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company’s products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and the Company’s products. For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

Investors

Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact

Erik Snider, +1 877 245 7448, erik.snider@nice.com